Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	First Half Ended June 28, 2013
	($ in millions)
Earnings:
Income before income taxes	$541
Less: Net income attributable to noncontrolling interests	(2)

Income before income taxes after noncontrolling interests	$539
Add:
Interest expense	85
Amortization of debt expense	2
Interest component of rent expense	19

Earnings	$645

Fixed charges:
Interest expense	85
Amortization of debt expense	2
Interest component of rent expense	19

Fixed charges	$106

Ratio of earnings to fixed charges	6.1	x